Filed by: DiamondHead Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: DiamondHead Holdings Corp.

(Commission File No.: 001-39936)

Columbia Home-Building Company Goes Public in Wall Street Merger

The Post and Courier Columbia

By Jessica Holdman

September 12, 2022

COLUMBIA — Columbia-based Great Southern Homes, one of the largest homebuilders in the Southeast, has signed agreements to become a publicly traded companyy, expanding its operations nationally.

Great Southern has signed a merger agreement with Diamondhead Holdings Corp., to become United Homes Group once the deal closes.

“I am excited for the next chapter for GSH, where, through the combination of my operational expertise with David Hamamoto’s public company and capital markets experience, we plan to grow UHG into a leading national homebuilder,” Great Southern founder Michael Nieri said.

Diamondhead is a $345 million special purpose acquisition company, an alternative vehicle to an initial public offering on NASDAQ stock exchange that allows private companies to become publicly traded. Diamondhead will raise the money from investors to fund the merger and take Great Southern public.

Among its board members will be former United Nations Ambassador and South Carolina Gov. Nikki Haley, as well as Clemson University President Jim Clements, Columbia attorney Eric Bland, and First Reliance Bank President Robert Dozier.

With this move, Columbia will once again be headquarters to a publicly traded company.

South Carolina’s capital was previously been home to SCANA Corp. before the utility company was bought out by Virginia’s Dominion Energy. And when South State Bank merged with Florida-based Center State Bank its headquarter were moved to the central Florida town of Winter Haven.

“It’s exciting for Columbia,” said Carl Blackstone, president of the Columbia Chamber of Commerce. “I think this will highlight this region well in the sense that good things are coming and I hope in too long Great Southern won’t be our only publicly traded company.”

The merger adds Great Southern to the ranks of other publicly traded national builders, like D.R. Horton, Inc. and PulteGroup, Inc.

David Hamamoto, co-CEO of DiamondHead Holdings Corp., said his company is “impressed with the scale and operational performance of GSH, and we are excited to work with the GSH team in continuing their growth as a public homebuilder.”

Nieri, in a statement, said the merger will give Great Southern more capital to compete with larger national builders.

“As well as we have done over the past decade, we haven’t been able to grow as fast as I would like,” he said. “Over the past 15 years, the market share for public builders has gone from 25 percent to 45 percent. It’s hard to be a little fish in a big pond.”

In addition to continuing its growth in the Southeast, Nieri said they will look for merger opportunities with other smaller regional homebuilders in fast growing markets.

Nieri said the company also have a build-to-rent business, tapping into the demand to rent single family homes for consumers who prefer to rent rather than own yet don’t want to live in an apartment complex.

Nieri got into home construction in 1993 after building his own home. He and his brother partnered to form their own company. Impacted by the Great Recession, that company was disbanded for two years. Nieri picked back up in 2012 and under his leadership Great Southern has built more than 11,000 homes, making them the 41st largest builder in the country.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed transaction involving DiamondHead Holdings Corp., (“DHHC”) and Great Southern Homes, Inc. (“GSH”). In connection with such proposed transaction, DHHC intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement and a prospectus of DHHC. The definitive proxy statement/prospectus will also be sent to stockholders of DHHC seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of DHHC are urged to carefully read all relevant documents filed with the SEC, including the registration statement, proxy statement and prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov, and DHHC stockholders will receive, at an appropriate time, information on how to obtain transaction-related documents free of charge from DHHC. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION

DHHC and GSH and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHHC’s stockholders in favor of the approval of the proposed transaction. Information about DHHC’s directors and executive officers and their ownership of DHHC’s securities is set forth in DHHC’s filings with the SEC, including DHHC’s Registration Statement on Form S-1, which was declared effective by the SEC on January 25, 2021. To the extent that holdings of DHHC’s securities have changed since the amounts printed in DHHC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading DHHC’s proxy statement and prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this communication may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of DHHC or GSH or DHHC’s failure to satisfy other conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated from the time to time in the definitive proxy statement to be delivered to DHHC’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.